EXHIBIT 11.

                         COMPUTATION OF EARNINGS PER SHARE
                  (Dollars in thousands, except per share data)
                                   (Unaudited)


                                           THREE MONTHS ENDED
                                      JANUARY 28,     JANUARY 29,
                                          1996           1995

     PRIMARY SHARES:

     Average common shares outstanding    9,514          8,978
     Common equivalent shares               605             47
                                         10,119          9,025

     Net income                           $ 740         $1,824
     Dividend on preferred stock           (240)
     Net earnings applicable to
       common stock                       $ 500         $1,824


     Net income per common and common
       equivalent share, primary          $ .05          $ .20



     FULLY DILUTED SHARES:

     Average common shares outstanding    9,514         8,978
     Common equivalent shares               605           117
     Potential dilution of convertible
      preferred stock                     1,143
                                         11,262         9,095

     Net earnings applicable to
       common stock                       $ 500        $1,824
     Add back dividend on
       preferred stock                      240
     Net income for calculating
       fully diluted earnings per share   $ 740        $1,824

     Net income per common and common
       equivalent share, fully diluted    $ .07         $ .20




Note:     Fully diluted earnings per common and common equivalent share do not result in dilution of three percent or more or are anti-dilutive and are, therefore, not presented separately in the consolidated statements of income.